OPERATING AGREEMENT

OF

ROSE PRODUCTS LLC

This Operating Agreement is made and entered into effective as of the __7th__ day of June, 2018 (the "**Effective Date**") by and among the Members (as defined herein) and **ROSE PRODUCTS LLC**, a Delaware limited liability company (the "**Company**").

BACKGROUND:

A.   The Certificate of Formation for the Company were filed with the Secretary of State of the State of Delaware on June __7__, 2018.

B.   The Members and the Company mutually desire to enter into this Operating Agreement to define the rights and obligations of the Members with respect to their ownership of the Company.

NOW, THEREFORE, the Members and the Company hereby agree as follows:

ARTICLE I.

DEFINITIONS

The following terms used in this Operating Agreement shall have the following meanings (unless otherwise expressly provided herein):

"**Act**" means the Delaware Limited Liability Company Act, Title 6, Chapter 18 of the Delaware Code, as the same may be amended and/or supplemented from time to time.

"**Affiliate**" means, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by, or under common control with such Person, (ii) any Person owning or controlling ten percent (10%) or more of the outstanding voting interests of such Person, (iii) any officer or director of such Person, (iv) any Person who is an officer, director, manager, general partner, trustee, or holder of ten percent (10%) or more of the voting interests of any Person described in clauses (i) through (iii) of this sentence, or (v) any Person who is a parent, grandparent, sibling, spouse, or lineal descendent of such Person. For purposes of this definition, the terms "controls," "is controlled by," or "is under common control with" mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person or entity, whether through the ownership of voting securities, by contract, or otherwise.

"**Applicable Member**" has the meaning set forth in Section 7.5.

"**Approved Transferee**" and "**Approved Transferees**" have the meaning set forth in Section 7.2(b).

"**Board of Managers**" means the Managers who are appointed to manage the business and affairs of the Company.

"**Book Value**" means the book value as shall be determined by the independent accountants then serving the Company, based upon accounting principles utilized by the Company, consistent with past practice and shall be increased by the Company's reasonable and good faith estimate of accounts receivable and decreased by accounts or amounts payable.

"**Capital Account**" as of any given date means the account mentioned for each Member pursuant to Section 5.3 and Section 5.4.

"**Capital Contribution**" means any contribution to the capital of the Company in cash, property, or services by a Member whenever made.

"**Cause**" means, unless otherwise defined in any Employment Agreement or Independent Contractor Agreement, the Member engaging in any of the following acts:

(i)   disloyalty to the Company or an Affiliate of the Company, including, without limitation, fraud, embezzlement, theft, or dishonesty in the course of a Member's Engagement or business relationship with the Company or an Affiliate of the Company;

(ii)   conviction of a felony or other crime involving a breach of trust or fiduciary duty owed to the Company;

(iii)   unauthorized disclosure of trade secrets or confidential information of the Company or an Affiliate of the Company;

(iv)   a material breach of any agreement with the Company in respect of confidentiality, non-disclosure, non-competition or otherwise; or

(v)   any violation of a policy of the Company that is materially damaging to the interests of the Company.

A Member who agrees to resign from employment or other affiliation with the Company in lieu of being terminated for Cause shall be deemed to have been terminated for Cause for purposes of this Operating Agreement.

"**Change of Control**" means:

(i)   the sale (in one transaction or a series of transactions) of all or substantially all of the assets of the Company to a "person" or "group" (as such terms are used in the Securities Exchange Act of 1934) that did not Control the Company prior to such sale;

(ii)   a sale or issuance (in one transaction or a series of transactions) of any Securities resulting in more than fifty percent (50%) of the voting power of the Company being held by a "person" or "group" (as such terms are used in the Securities Exchange Act of 1934) that did not Control the Company prior to such sale or issuance; or

(iii)   a merger or consolidation of the Company with or into another Person if following such merger or consolidation, more than fifty percent (50%) of the voting power of the surviving entity is held by a "person" or "group" (as such terms are used in the Securities Exchange Act of 1934) that did not Control the Company prior to such merger or consolidation.

"**Code**" means the Internal Revenue Code of 1986, as amended, or corresponding provisions of subsequent superseding federal revenue laws.

"**Commissioner**" has the meaning set forth in **Exhibit C**.

"**Company**" has the meaning set forth in the opening paragraph.

"**Company Option Period**" has the meaning set forth in Section 7.3(b).

"**Company Repurchase Period**" has the meaning set forth in Section 7.7(a).

"**Distributable Cash**" means all cash revenues and funds received by the Company, less the sum of the following to the extent paid or set aside by the Company:

(i)   all principal and interest payments on indebtedness of the Company and all other sums paid to lenders;

(ii)   all cash expenditures incurred incident to the normal operation of the Company's business; and

(iii)   such reserves as the Board of Managers deems reasonably necessary to the proper operation of the Company's business, including any amounts necessary for capital expenditures, for meeting expansion plans, and for providing all necessary working capital and any amounts required to meet any requirement of any loan agreement to which the Company is a party.

"**Drag Along Offer**" has the meaning set forth in Section 7.4(b).

"**Engagement**" means the relationship between a Member and the Company if such Member is employed by, serving as an Officer or Manager of, or otherwise providing services to the Company.

"**Evasion Terms**" has the meaning set forth in Section 7.3(d).

"**Fair Market Value**" means the price at which the property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or to sell and both having reasonable knowledge of relevant facts. The Fair Market Value shall be as reasonably determined by the Board of Managers.

"**Fiscal Year**" means the Company's fiscal year, which shall be the calendar year.

"**including**" means including, without limitation.

"**Involuntary Transfer**" means any Transfer of Units upon death, Permanent Disability, dissolution of a Member that is an entity, attachment or charging order, bankruptcy, a court order upon divorce or other dissolution or annulment of marriage, or any other involuntary Transfer.

"**Majority Block Offer**" has the meaning set forth in Section 7.4(a).

"**Majority Block Offeree(s)**" has the meaning set forth in Section 7.4(a).

"**Majority Interest**" means that number of Units that, in the aggregate, exceed fifty percent (50%) of the aggregate of all Units.

"**Managers**" means those natural Persons who are appointed to the Board of Managers.

"**Member**" means each of the Persons specified in Section 2.6 of this Operating Agreement and any Person who may hereafter become a Member pursuant to the terms of this Operating Agreement or otherwise as provided in the Act.

"**Members' Option Period**" has the meaning set forth in Section 7.3(c).

"**Membership Interest**" means a Member's entire interest in the Company, including such Member's right to receive distributions and such other rights and privileges that the Member may enjoy by being a Member. Membership Interests are represented by Units.

"**Net Profits**" and "**Net Losses**" mean for each taxable year of the Company an amount equal to the Company's net taxable income or loss for such year as determined for federal income tax purposes (including separately stated items) in accordance with the accounting method and rules used by the Company and in accordance with Section 703 of the Code with the following adjustments:

(i)   any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits and Net Losses (pursuant to this definition) shall be added to such taxable income or loss;

(ii)   any expenditure of the Company described in Section 705(a)(2)(B) of the Code and not otherwise taken into account in computing Net Profits and Net Losses (pursuant to this definition) shall be subtracted from such taxable income or loss;

(iii)   if the value of any Company asset is adjusted pursuant to Treasury Regulation § 1.704-1(b)(2)(iv)(f), the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Profits and Net Losses;

(iv)   gain or loss resulting from any disposition of any Company asset with respect to which gain or loss is recognized for federal income tax purposes shall be computed with reference to the value of the asset on the Company's books, notwithstanding that the adjusted tax basis of such asset differs from such value;

(v)   if Company property is reflected on the Company's books at a value that differs from its tax basis, then Company income, gain, loss and deduction shall (in accordance with

Treasury Regulation §1.704-1(b)(2)(iv)(g)) include Company income, gain, loss, and deduction determined by reference to the value of such property on the Company's books, but shall exclude income, gain, loss and deduction determined by reference to the value of such property as determined for income tax purposes; and

(vi)   to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) of the Code or Section 743(b) of the Code is required pursuant to Treasury Regulation §1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Unit, the amount of such adjustment shall be treated as an item of gain (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Profits or Net Losses.

"**New Partnership Audit Provisions**" means Subchapter C of Chapter 63 of the Code, as modified by Section 1101 of the Bipartisan Budget Act of 2015, Pub. L. No. 114-74, and any successor statutes thereto or Treasury Regulations promulgated thereunder.

"**Notice**" has the meaning set forth in Section 7.3(a).

"**Notice of Company Option Exercise**" has the meaning set forth in Section 7.3(b).

"**Notice of Members' Option Exercise**" has the meaning set forth in Section 7.3(c).

"**Offer**" has the meaning set forth in Section 7.3(a).

"**Offer Price**" has the meaning set forth in Section 7.3(a).

"**Offer Units**" has the meaning set forth in Section 7.3(a).

"**Officers**" has the meaning set forth in Section 8.2.

"**Operating Agreement**" means this Operating Agreement of the Company as originally executed and as may be amended, supplemented, and/or restated from time to time.

"**Permanent Disability**" means a physical or mental impairment that lasts for sixty consecutive (60) days and is expected to continue for an additional six (6) months or the remainder of a Member's life and that substantially limits a Member's ability to perform the duties required by this Operating Agreement. The determination of whether a Member has suffered a Permanent Disability shall be made by the Board of Managers.

"**Person**" means any individual, entity, general partnership, limited partnership, limited liability company, corporation, association, joint venture, trust, business trust, or cooperative and the heirs, executors, successors, and assigns of such person.

"**Proposed Acquirers**" has the meaning set forth in Section 7.3(a).

"**Proposed Closing Time**" has the meaning set forth in Section 7.3(a).

"**Remaining Member Repurchase Period**" has the meaning set forth in Section 7.7(a).

"**Remaining Members**" has the meaning set forth in Section 7.7(a).

"**Representative**" means the successor-in-interest to a Member (whether an estate, legal guardian, bankruptcy trustee, or otherwise) after the death, Permanent Disability, or bankruptcy of such Member.

"**Stipulated Rate**" means three percent (3%) over the rate of interest reported from time to time by *The Wall Street Journal* as being the "prime rate" then in effect, changing as such rate changes effective as of the date such change in rate is reported in *The Wall Street Journal*. In the event the "prime rate" shall for any reason cease to be reported in *The Wall Street Journal*, the "prime rate" shall thereafter mean the rate announced from time to time by Citibank, N.A., as being its "prime rate" for commercial banking customers, changing as such rate changes effective as of the date such change in rate is publicly announced by Citibank, N.A.

"**Tag Along Right**" has the meaning set forth in Section 7.4(a).

"**Terminated Member**" has the meaning set forth in Section 7.6.

"**Termination of Engagement**" means the end of the Engagement of a Member with the Company for one of the following reasons: (a) the termination of the Engagement by the Board of Managers, with or without Cause; (b) the death of the Member; (c) the Permanent Disability of the Member; or, (d) the voluntary resignation of the Member.

"**Transfer**" means any bequest, sale, conveyance, transfer, pledge, encumbrance, assignment, or other disposition, whether voluntary, involuntary, or by operation of law.

"**Transferring Party**" means the holder of any Units that are subject to the repurchase right set forth in Section 7.7 upon a Trigger Event, whether such holder is a Member or a transferee of a Member.

"**Treasury Regulations**" means proposed, temporary, and final regulations promulgated under the Code as of the effective date of the Company's Certificate of Formation and the corresponding sections of any regulations subsequently issued that amend or supersede such regulations.

"**Trigger Event**" has the meaning set forth in Section 7.7(a).

"**Two-Thirds Interest**" means that number of Units that, in the aggregate, exceed sixty-six and two-thirds percent (66.66%) of the aggregate of all Units.

"**Unit**" or "**Units**" means a membership unit of the Company.

ARTICLE II.

FORMATION OF COMPANY

2.1   Formation. Effective as of June __7__, 2018, the Company was organized as a Delaware limited liability company by the execution and delivery of a Certificate of Formation to the Delaware Secretary of State in accordance with and pursuant to the Act.

2.2   Name. The name of the Company is **ROSE PRODUCTS LLC**.

2.3   Principal Executive Office. The principal executive office of the Company is located at 20 S. 3rd Street, Suite 228, Columbus, Ohio 43215. The Company may locate its principal executive office at any other place or places as the Board of Managers deems advisable.

2.4   Registered Agent. The Company's initial registered agent shall be Cogency Global Inc., whose address in the State of Delaware is 850 New Burton Road, Suite 201, Dover, Delaware 19904. The Board of Managers may change the Company's registered agent by filing the name and the Delaware address of the new registered agent with the Secretary of State of the State of Delaware pursuant to the Act.

2.5   Term. The term of the Company shall be perpetual unless the Company is earlier dissolved in accordance with either the provisions of this Operating Agreement or the Act.

2.6   Names of Members. As of the Effective Date, the initial Members of the Company are Aman Labs LLC, an Ohio limited liability company ("**Aman Labs**"), and Sarah Hammond, an individual ("**Hammond**"). The names and addresses of the Members are set forth in **Exhibit B**.

ARTICLE III.

BUSINESS OF COMPANY

3.1   Purpose. Except as expressly restricted by the Company's Certificate of Formation or this Operating Agreement, the Company may engage in any lawful act or activity for which a limited liability company may be organized under the Act.

3.2   General Powers. Except as expressly restricted by the Company's Certificate of Formation or this Operating Agreement, the Company shall have, and may exercise, all powers and rights that a limited liability company may legally exercise pursuant to the Act.

ARTICLE IV.

MEETINGS OF MEMBERS

4.1   Special Meetings. Special meetings of the Members may be called by the Board of Managers or by any Member(s) holding a Majority Interest. No regular meetings of the Members shall be required.

4.2　　Place of Meetings. The Members holding a Majority Interest may designate any place within or outside the State of Delaware for any meeting of the Members. If no designation is made, the place of meeting shall be the principal executive office of the Company.

4.3　　Notice of Meetings. The Board of Managers shall provide written notice of a meeting to each Member, stating the place, day, and hour of the meeting, and the purpose or purposes for which the meeting is called. Such notice shall be delivered not less than two (2), nor more than sixty (60), days before the date of the meeting.

4.4　　Record Date. For the purpose of determining Members entitled to notice of a meeting, the date on which notice of the meeting is provided shall be the record date.

4.5　　Quorum. Members holding at least a Majority Interest, represented in person or by proxy, shall constitute a quorum at any meeting of Members.

4.6　　Manner of Acting. If a quorum is present, the affirmative vote of Members holding a Majority Interest represented at such meeting in person or by proxy shall be the act of the Members, unless the vote of a greater proportion is otherwise required by the Act or by this Operating Agreement. The respective membership Units held by the Members are set forth on **Exhibit A** hereto.

4.7　　Proxies. At all meetings of Members, a Member may vote in person or by written proxy executed by the Member or the Member's attorney in fact.

4.8　　Action by Members Without a Meeting. Members holding a Majority Interest (or such greater proportion as required under the Act or this Operating Agreement) may take action without a meeting by written consent. Any such consent shall be delivered to the Company for inclusion in the minutes or for filing with the Company records. Upon the Company's receipt, the Board of Managers shall deliver a copy of such consent to the Members.

4.9　　Waiver of Notice. A Member may at any time waive, in writing, notice of a meeting. By attending a meeting without protesting the lack of proper notice before or at the beginning of the meeting, a Member waives notice of the meeting.

ARTICLE V.

CONTRIBUTIONS TO THE COMPANY AND CAPITAL ACCOUNTS

5.1　　Capital Contributions; Units Owned. Each Member has made a Capital Contribution to the Company in the type and amount as reflected in the Company's books and records. The number of Units owned by each Member are listed and described in **Exhibit A**. No Member or any of its Affiliates shall be required to guarantee or provide any credit support for Company debt.

5.2　　Vesting of Units. Units owned by the Members as of the Effective Date shall be subject to the vesting requirements as provided in **Exhibit D** attached hereto, unless an alternate vesting schedule is determined by the Board of Managers; provided, however, that the vesting of any outstanding but unvested Units may be accelerated after a Change of Control in accordance with Section 7.5. The Board of Managers is hereby authorized and empowered, without further vote or action of the Members, to accelerate the vesting of any Units.

5.3   Capital Accounts.

(a)   The Company will maintain a separate Capital Account for each Member in accordance with Treasury Regulation § 1.704-1(b)(2)(iv). Each Member's Capital Account will be increased by: (i) the amount of money such Member contributes to the Company; (ii) the Fair Market Value of property such Member contributes to the Company (net of liabilities secured by such contributed property that the Company, under Section 752 of the Code, is considered to assume or take subject to); (iii) allocations of Net Profits to such Member; and (iv) any items in the nature of income and gain which are specially allocated to the Member pursuant to Sections (a), (b), (c), (d), (e), (f) and/or (g) of **Exhibit C**. Each Member's Capital Account will be decreased by: (A) the amount of money the Company distributes to such Member; (B) the Fair Market Value of property the Company distributes to such Member (net of liabilities secured by such distributed property that such Member, under Section 752 of the Code, is considered to assume or take subject to); (C) any items in the nature of deduction and loss that are specially allocated to the Member pursuant to Sections (a), (b), (c), (d), (e), (f), and/or (g) of **Exhibit C**; and (D) allocations to the account of such Member of Net Losses.

(b)   The manner by which the Company maintains Capital Accounts pursuant to this Section 5.3 is intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder. If, in the opinion of the Company's accountants, the manner by which the Company maintains Capital Accounts pursuant to the preceding provisions of this Section 5.3 should be modified in order to comply with Section 704(b) of the Code and the Treasury Regulations thereunder, then notwithstanding anything to the contrary contained in the preceding provisions of this Section 5.3, the method by which the Company maintains Capital Accounts shall be so modified; provided, however, that any change in the manner of maintaining Capital Accounts shall not materially alter the economic agreement between or among the Members.

(c)   Except as otherwise required in the Act, no Member shall have any liability to restore all or any portion of a deficit balance in such Member's Capital Account.

5.4   No Withdrawal. No Member may withdraw any part of its Capital Account without the written consent of a Majority Interest.

5.5   Priority and Return of Capital. Except as may be expressly provided in this Operating Agreement, no Member shall have priority over any other Member as to the return of Capital Contributions, Net Profits, Net Losses, or distributions; provided that this Section 5.5 shall not apply to loans (as distinguished from Capital Contributions) which a Member has made to the Company.

ARTICLE VI.

ALLOCATIONS, DISTRIBUTIONS AND ELECTIONS

6.1   Allocations of Net Profits and Net Losses. Except as provided in **Exhibit C**, Profits and Losses shall be allocated among the Members in such manner and amount as shall cause the debit or credit balance in each Member's Capital Account, after taking into account actual distributions made during such taxable year or portion thereof and increased by such Member's share of "Company minimum gain" (within the meaning of Treasury Regulations §1.704-2(d)) and of "Member nonrecourse debt minimum gain" (within the meaning of Treasury Regulations §1.704-2(i)(4) and (5) (pertaining to partnerships)) not previously taken into account pursuant to **Exhibit C**, to be equal, as nearly as possible, to the amount that such Member would be entitled to receive as a distribution in liquidation of the Company if the Company were to sell all of its assets for an amount of cash equal to their Book Value (reduced, but not below zero, by the amount of nonrecourse debt to which property is subject), pay all of its liabilities (other than nonrecourse liabilities) and distribute the remaining net proceeds in accordance with the provisions in Section 6.2.

6.2   Distributions. All distributions of Distributable Cash shall be approved by the Board of Managers (except for distributions pursuant to Section 6.3) and made to the Members in accordance with their ownership of Units; provided, however, that such distributions are made in accordance with Section 5.7. Any proceeds from the sale of Company property which results in a termination of the Company shall be distributed in accordance with Article IX.

6.3   Income Tax Distributions. To the extent of its Distributable Cash, the Company shall make a distribution to each Member at least annually in an amount not less than the sum of the highest marginal federal, state, and local income tax rates applicable to any Member multiplied by the amount of Net Profits allocated that year to that particular Member in the same manner as Net Profits and Net Losses are allocated pursuant to Section 6.1. Any amounts withheld pursuant to the Code or any provisions of state or local tax law with respect to any payment or distribution to the Members from the Company shall be treated as amounts distributed to the relevant Member pursuant to this Section 6.3. Any amount distributed under this Section 6.3 shall be treated as distributions under Section 6.2 in the order they would otherwise have been distributed under that Section and shall be credited against amounts otherwise distributable under that Section.

6.4   Interest On and Return of Capital Contributions. No Member shall be entitled to interest on such Member's Capital Contribution or, except as otherwise specifically provided herein, to return of such Member's Capital Contribution.

6.5   Election Under Section 754. The Company may elect, pursuant to Code Section 754, to adjust the basis of Company property when a Member sells such Member's Units. To the extent that any adjustment to the tax basis of any Company asset is made pursuant to Code Sections 734(b) or 743(b) as a result of such an election, the Capital Accounts of the Members shall be adjusted in accordance with Treasury Regulation §1.704-(b)(2)(iv)(m).

ARTICLE VII.

NEW MEMBERS; TRANSFERABILITY; CONVERSION TO CORPORATE FORM

7.1   Admission of New Members.

(a)   The Board of Managers shall have the authority to admit new Members.

(b)   No Person shall be admitted as a new Member of the Company unless (i) such Person duly and validly agrees in a writing in form and substance satisfactory to the Company (a form of which is attached hereto as **Exhibit E**) to be bound by the terms and conditions of this Operating Agreement and (ii) either (A) the Board of Managers has voted to approve the admission of such Person as a new Member or (B) the Transfer to such Person of Units is a Transfer permitted by this Article VII.

(c)   Upon the admission of a new Member in accordance with the Act and this Operating Agreement, there shall be a special closing of the Company's books solely for the purpose of determining the value of the Company on such date by whatever method the Board of Managers, in its sole and absolute discretion, considers reasonable, and the Capital Accounts of the existing Members shall be adjusted accordingly. Concurrently with such adjustment, the new Member shall pay to the Company such Member's Capital Contribution, the Board of Managers shall establish a Capital Account which shall be credited with the Capital Contribution of the new Member, and the Members' Units and **Exhibits A and B** shall be adjusted accordingly.

7.2   Restrictions on Transfer.

(a)   No Member shall Transfer any or all such Member's Units except as specifically permitted by, and in strict compliance with, this Article VII. A Member may only Transfer those Units of such Member that have properly vested in accordance with any applicable vesting schedule. Any Units that are unvested in accordance with any applicable vesting schedule are not available to Transfer, regardless of whether the transferee is an Approved Transferee. Any purported Transfer by a Member of any or all of such Member's Units not in strict compliance with this Article VII shall be null, void, and of no legal force or effect.

(b)   A Member shall be permitted to Transfer any or all of such Member's Membership Interest free of the requirements under Section 7.3 to any or all of (i) one or more of the Persons that is a Member immediately prior to such Transfer, (ii) the parents, spouse, or lineal descendants (meaning children, grandchildren, great grandchildren, and similar descendants, but not nieces, nephews, cousins, sisters, brothers, or other similar relatives) of a natural person who is a Member immediately prior to such Transfer, (iii) a trust which has as its sole beneficiaries Persons described in the preceding clauses (i) and (ii), and (iv) the Company (each an "**Approved Transferee**" and collectively the "**Approved Transferees**"); provided that such Transfer otherwise complies with the terms of this Article VII and that concurrently with or prior to any such Transfer, the Company, at its option, shall have received an opinion of counsel acceptable to the Company that such Transfer complies with all applicable federal and state securities laws.

(c)   The Company shall not enter any Transfer of any Unit of any Member on the books or records of the Company unless, prior to such Transfer, the Board of Managers has determined that such Transfer is in accordance with the terms of this Operating Agreement.

7.3   Right of First Refusal.

(a)   If a Member desires to Transfer any or all of such Member's Units and solicits or receives a bonafide offer to acquire such Units that such Member desires to accept (an "**Offer**"), then such Member shall promptly, but not more than ten (10) business days after receipt of the Offer, give the Company and each of the other Members written notice of the Offer (the "**Notice**"). The Notice shall specify: (i) the number of Units which are the subject of the Offer (the "**Offer Units**"); (ii) the identity, residence address, and resume of the proposed acquirer of the Offer Units and of each Person that will have a legal or beneficial interest in the Offer Units (collectively, the "**Proposed Acquirers**"); (iii) all terms of the transaction that is proposed by the Offer; (iv) the price per Unit for the Offer Units, including a detailed description of the terms of payment and of any non-cash consideration to be received by such Member (the "**Offer Price**"); and (v) the proposed time and date of closing of the Offer transaction, which shall not be sooner than sixty-one (61) days after receipt by the Company and the other Members of the Notice (the "**Proposed Closing Time**"). True and complete copies of all documents relating to, referencing, or containing the terms and provisions of the proposed Transfer of the Offer Units must be appended to the Notice.

(b)   Beginning on the date the Company receives an effective Notice and ending thirty (30) days thereafter (the "**Company Option Period**"), the Company shall have the exclusive right (but not the obligation) to acquire or find a third party to acquire the Offer Units for the Offer Price upon the terms and conditions proposed in the Offer. The Company may exercise its option by delivering, within the Company Option Period, to the Member who has given Notice and to each of the other Members a writing stating that the Company has elected, or that it has found a third party, to acquire the Offer Units pursuant to this Section 7.3 (the "**Notice of Company Option Exercise**"). The Board of Managers shall decide whether the Company exercises its option, whether for acquisition by the Company or a third party found and approved by the Company. The Notice of Company Option Exercise shall stipulate a closing date for the acquisition of the Offer Units that shall be on or before the later of (i) sixty (60) days after the date on which the Company received an effective Notice or (ii) the Proposed Closing Time.

(c)   If the Company Option Period expires without the Company, or a third party found and approved by the Company, electing to acquire the Offer Units, then, for a period of thirty (30) days commencing thirty-one (31) days after the date on which the Company received an effective Notice (the "**Members' Option Period**"), the Members (other than the Member who has given the Notice) shall have the exclusive right (but not the obligation) to acquire the Offer Units for the Offer Price upon the terms and conditions proposed in the Offer. Such Members may exercise this option by delivering, within the Members' Option Period, to the Member who has given the Notice and to the Company a writing stating that such Members have elected to acquire the Offer Units pursuant to this Section 7.3(c) (the "**Notice of Members' Option Exercise**"). The Notice of Members' Option Exercise shall stipulate a closing date for the acquisition of the Offer Units that shall be on or before the later of (i) seventy (70) days after the date on which the Company received the Notice or (ii) the Proposed Closing Time. If not all

Members (other than the Member who has given the Notice) elect to acquire the Offer Units, the Members that have elected to acquire the Offer Units may send the Notice of Members' Option Exercise and acquire the remaining available Offer Units, with each such electing Member being entitled to acquire up to that number of the remaining available Offer Units in proportion to such Member's respective percentage of the total Units of the actual purchasers.

(d)   If the Offer Price includes non-cash consideration, any of the Members (other than the Member giving the Notice) or the Company may substitute cash in an amount equal to the approximate Fair Market Value (as reasonably determined by the Board of Managers) of the non-cash consideration. If the Offer contains any terms or provisions that the Board of Managers determines will be more onerous to the Company or its Members than to the Proposed Acquirers ("**Evasion Terms**"), the Board of Managers may permit the Company or the Members (other than the Member giving the Notice) to exercise their respective options described in Sections 7.3(b) and Section 7.3(c) and to acquire the Offer Units without complying with such Evasion Terms; provided, however, the Board of Managers shall not be permitted to reduce, or to extend the time for payment of, cash consideration included in the Offer Price which is (i) not contingent, (ii) fixed in amount, and (iii) payable on a date fixed by the Offer. The provisions of this Section 7.3(d) shall not be avoided by the inclusion in any Offer of terms and provisions that would have the effect (actual or potential) of making the Offer more onerous or expensive if consummated by the Company or the Members than if consummated by the Proposed Acquirers.

(e)   If the Company Option Period and the Members' Option Period expire without the election by the Company or the Members (other than the Member who has given the Notice), respectively, to acquire all of the Offer Units, then, upon satisfaction of all conditions under this Operating Agreement (including Section 7.1) and receipt by the Company, at its option, of an opinion of counsel acceptable to the Company that the Transfer of the Offer Units pursuant to the Offer complies with all applicable federal and state securities laws, the Member who has given the Notice shall be free to Transfer the Offer Units to the Proposed Acquirers by the Proposed Closing Time on the exact terms and conditions set forth in the Offer. Any variation of or amendment, modification, or supplement to such terms and conditions shall create a new Offer subject to the provisions of Sections 7.3(a), 7.3(b), 7.3(c), and 7.3(d), and if the Offer transaction is not consummated by the Proposed Closing Time, it shall be a new Offer subject to the provisions of Sections 7.3(a), 7.3(b), 7.3(c), and 7.3(d).

7.4   Tag Along; Drag Along.

(a)   If one or more Members holding a Majority Interest receive an Offer from a third party to acquire a Majority Interest that such Member(s) desire to accept (a "**Majority Block Offer**"), the Member(s) receiving the Majority Block Offer shall provide Notice of the Majority Block Offer in accordance with Section 7.3(a). The other Members shall have the right to have their Units sold in the Majority Block Offer transaction to the Proposed Acquirers on the same terms set forth in the Majority Block Offer (the "**Tag Along Right**") by sending written notice of the exercise of this Tag Along Right to the Company and all Members within thirty (30) days of receipt of the Notice. If the Tag Along Right is exercised, each Member who gave the Notice of the Majority Block Offer (the "**Majority Block Offeree(s)**"), and each Member who exercises the Tag Along Right, shall sell to the Proposed Acquirers only that portion of such

Member's Units equal to the number of such Member's Units multiplied by a fraction, the numerator of which is the sum of all Units that the Proposed Acquirer have offered to purchase in the Majority Block Offer and the denominator of which is the sum of all Units held by all Members who have elected to participate in the Majority Block Offer transaction. No Majority Block Offer transaction shall close unless either (i) each of the Members, other than the Members giving the Notice, shall have exercised the Tag Along Right or shall have waived, in writing, the exercise thereof or (ii) fifteen (15) days shall have elapsed after receipt of the Notice by the Company and each of the Members, and then subject to any timely exercised Tag Along Right.

(b)   If a third party makes an offer to acquire the Company or all or substantially all of the Units or assets of the Company that a Majority Interest desires to accept (a "**Drag Along Offer**"), then the Company shall provide written notice of the Drag Along Offer to each Member. Following delivery of such notice, each Member shall not dissent from or raise any objection to transaction contemplated by the Drag Along Offer (the "**Sale Transaction**"), shall sell its respective Units on the same terms and conditions as approved by such Majority Interest (in the case of a purchase of all of the Units of the Company), and shall take any and all actions requested by the Board of Managers as may be reasonably necessary or convenient to the consummation of such Sale Transaction; provided, however, that the foregoing obligations of the Members shall be subject to the following conditions and limitations:

(i)   each Member shall be required to make representations and warranties only in such Member's capacity as a Member with respect to Units owned by such Member, as may be set forth in any agreement approved by the Board of Managers of the Company; and

(ii)   each Member shall be required to execute any and all documentation approved by the Board of Managers only so long as such documentation is required to be executed by all Members and applies equally to all Members.

(c)   This Section 7.4 shall control and supersede the provisions of Sections 7.2 and Section 7.3 hereof in the event of any conflict; provided, however, that the exercise of an option to purchase Units by a Member pursuant to Section 7.3(c) shall in no event constitute a Majority Block Offer and any such purchase shall not be subject to the provisions of this Section 7.4.

7.5   Acceleration of Vesting on a Change of Control. The unvested Units held by any Member owning unvested Units upon a Change of Control (the "**Applicable Member**") shall become vested on the one (1) year anniversary of the date of such Change of Control, subject to the Applicable Member satisfying the Post-COC Service Condition (as defined in this Section 7.5). They will satisfy the "**Post-COC Service Condition**" if: (i) the Applicable Member is continuously engaged by the Company (or its successor) from the date of the Change of Control to the one (1) year anniversary thereof or (ii) the Applicable Member's Engagement is terminated without Cause by the Company (or its successor) or due to death or Permanent Disability before such anniversary. If the Applicable Member does not satisfy the Post-COC Service Condition, the Applicable Member's unvested Units at the time of such Change of Control that would otherwise vest on the one (1) year anniversary of the Change of Control shall not vest on the one (1) year anniversary of the Change of Control and shall immediately and automatically be cancelled and forfeited to the Company, without any payment or action required of the Company, the Applicable Member or any other party. An Applicable Member who agrees to resign from employment or other affiliation with the Company in lieu of being terminated for Cause shall be deemed to have been terminated for Cause for purposes of this Operating Agreement.

7.6   Termination of Engagement.

Upon a Termination of Engagement, all unvested Units held by the Member whose Engagement has been terminated (the "**Terminated Member**") shall automatically be forfeited to the Company and the Terminated Member shall not be entitled to any compensation therefor. Additionally, if the Termination of Engagement was for Cause, as determined by the Board of Managers in its sole discretion, all vested Units held by the Terminated Member shall also be automatically forfeited to the Company, the Terminated Member shall not be entitled to any compensation therefor, and the Terminated Member shall no longer be a Member of the Company. If the Termination of Engagement was not for Cause, any vested Units retained pursuant to the terms of this Section 7.6 shall continue to be subject to the restrictions on Transfer contained herein and be subject to the repurchase rights set forth in Section 7.7. In no event may a Terminated Member Transfer any of its Membership Interests, including to an Approved Transferee, to any Person before the expiration of the Company Repurchase Period and the Remaining Member Repurchase Period without the prior written consent of the Board of Managers, and any Transfer in violation of this restriction shall be null, void and of no force and effect. If any Units have been issued to a Member in connection with and as a result of such Member's Engagement, then the provisions of this Section 7.6 and the provisions of Section 7.7 shall be applicable on an Approved Transferee of such Member upon the Termination of Engagement of such Member as if the Approved Transferee was the Member whose Engagement was terminated.

7.7   Repurchase Right Upon Trigger Event.

(a)   If any Membership Interests are retained by a Terminated Member pursuant to Section 7.6 or any Membership Interests are the subject of an Involuntary Transfer (a "**Trigger Event**"), then, for a period of sixty (60) days after the date of receiving notice of such Trigger Event (the "**Company Repurchase Period**"), the Company shall have the right to purchase, and the Transferring Party, shall, upon exercise of such option by the Company, sell to the Company, all or any portion of such Membership Interest. The Company may, at the election of the Board of Managers, exercise such option by providing written notice, within the Company Repurchase Period, to the party or parties from whom the Company desires to purchase Membership Interests, of the exercise of such option, which notice shall state the number of Units the Company desires to purchase. If the Company does not exercise its option to purchase all of the Transferring Party's Membership Interest, then for a period ending on the date that is fifteen (15) days after the end of the Company Repurchase Period ("**Remaining Member Repurchase Period**"), each of the other Members (the "**Remaining Members**") shall have an option to purchase all, or any portion, of such Membership Interest not purchased by the Company. Such option may be exercised by the Remaining Members in proportion to their respective Membership Interests or as they may otherwise agree, by notice to the Transferring Party given during the Remaining Member Repurchase Period.

(b)   If the Trigger Event was the death of a Member, the purchase price for Membership Interests purchased pursuant to this Section 7.7 shall be the Fair Market Value, calculated as of the last day of the month immediately preceding the Trigger Event. If the Trigger Event was any event other than death of the Member, the purchase price for Membership Interests purchased pursuant to this Section 7.7 shall be the Book Value thereof, calculated as of the last day of the month immediately preceding the month in which the first option to purchase was exercised.

(c)   The closing of the purchase and sale of a Transferring Party's Membership Interests under Section 7.7 shall take place on the date selected by the Transferring Party and the purchasers or, if not otherwise agreed, on the date selected by the purchasers, which shall not be more than sixty (60) days after the later of the last day of the Company Repurchase Period or the date upon which there is a final determination of the purchase price pursuant to Section 7.7(b). Unless otherwise agreed by the Transferring Party and the purchasers, the purchase price for Membership Interests pursuant to this Section 7.7 shall be paid as follows (i) twenty percent (20%) of the purchase price shall be paid by check or by wire transfer of funds at the closing; and (ii) the balance of the purchase price shall be paid in four (4) consecutive, annual installments, each together with interest at the applicable minimum federal rate pursuant to a promissory note mutually acceptable to the seller and the purchaser(s). The payment obligation of the maker(s) under the foregoing promissory note shall be secured by a first lien and security interest in, and pledge of, the Membership Interests being sold hereunder, but shall otherwise be a non- recourse obligation of the maker(s).

(d)   Section 7.7 will not apply if the Trigger Event is the death or Permanent Disability of a Member when the Transfer, that otherwise would give rise to the purchase options under this Section 7.7, is to an Approved Transferee pursuant to Section 7.2.

ARTICLE VIII.

MANAGEMENT OF COMPANY

8.1   Initial Officers. Amanuel Tsegai Abraha shall serve as the initial Chief Executive Officer, Secretary and Treasurer of the Company. At any time and in its sole discretion, the Board of Managers may appoint additional Officers, remove any Officer or appoint any Person to serve in any vacancy in the offices of the Company.

8.2   Management. Except to the extent otherwise provided in this Operating Agreement, the Board of Managers shall direct, manage, oversee, and control the business and operations of the Company. The Board of Managers may appoint such officers as it deems appropriate (the "**Officers**"). The Officers shall perform such duties as the Board of Managers determines. No Member may act on behalf of the Company in derogation of the authority, power, and discretion of the Board of Managers. Without limiting the generality of the foregoing, and subject to any restrictions in the Company's Certificate of Formation or this Operating Agreement, the Board of Managers may authorize the Company to:

(a)   raise additional capital by issuing new Units or other securities;

(b)   make distributions to the Members;

(c)   endorse any instrument or act as an accommodation party or otherwise become a guarantor or surety for any Person;

(d)   borrow or lend money or make, deliver, or accept any commercial paper;

(e)   execute any mortgage, bond, or lease;

(f)   purchase or sell real or personal property;

(g)   incur any expense or liability;

(h)   establish the Company's policies with respect to personnel, environmental, health and safety, accounting, internal audit, tax, and other management functions;

(i)   hire and fire, and determine the compensation of, the Company's executive employees, Officers and agents; and

(j)   obtain appropriate types and amounts of insurance for the Company and its assets.

8.3   Board of Managers - Number, Appointment and Tenure.

(a)   The Board of Managers shall be comprised of up to three (3) persons, with the sole initial Manager being Amanuel Tsegai Abraha. Thereafter, the Members holding a Majority Interest shall elect the Managers and may alter the number of Managers from time to time. No compensation shall be paid to the Manager(s) for performance of their duties as Manager unless the Members otherwise unanimously agree in writing.

(b)   A Manager shall serve until the earliest of the Manager's resignation, removal by the Members holding a Majority Interest, or death. The Members holding a Majority Interest shall fill any vacancy occurring for any reason in the Board of Managers as specified in Section 8.3(a).

(c)   The Managers may, by resolution, create one or more committees and appoint agents to serve on the committee or committees. Each committee shall have two or more members, who serve at the pleasure of the Managers.

8.4   Meetings of the Board of Managers.

(a)   A meeting of the Board of Managers may be held at any time, may be called by the Members holding a Majority Interest, by giving written notice to all Managers. Such written notice shall set forth the place, day, and time of the meeting and the purpose or purposes for which the meeting is held. The written notice shall be delivered not less than two (2) days, and not more than thirty (30) days, before the date of the meeting. Managers may participate in meetings of the Board of Managers by means of a conference telephone or similar communications equipment by which all persons participating can hear each other at the same time, and participation by such means shall constitute presence in person at such meeting.

(b)   A majority of the Managers shall constitute a quorum at any meeting of the Board of Managers. If a quorum is present, the majority vote of the Managers present shall be the act of the Board of Managers. On any matter subject to the approval or authorization of the Board of Managers in which there is a continuing tie vote (e.g. one (1) Manager "for" such resolution and one (1) Manager "against" such resolution) and for which the Managers have reached an impasse, the Board of Managers shall provide notice to the Members that their vote is required. Any such matter submitted to the Members for resolution shall be decided by those Members holding the Majority Interest. In the absence of a quorum at any meeting, a majority of the Managers participating may, without further notice, adjourn the meeting to reconvene within ten (10) days. However, if the adjournment is for more than ten (10) days, a notice of the rescheduled meeting shall be given to each Manager. At the rescheduled meeting at which a quorum exists, the Managers may transact any business that could have been transacted at the meeting as originally noticed.

(c)   Unless otherwise expressly provided in this Operating Agreement or required by applicable law, Managers who have or may have conflicting interests in the outcome of any matter upon which the Board of Managers votes or consents must disclose such interest to the other Managers in reasonable detail. After disclosure, any Manager, including the Manager who disclosed his or her interest, may vote upon or consent to any such matter.

(d)   Action required or permitted to be taken at a meeting of the Board of Managers may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken and signed by a majority of the Managers entitled to vote. Action taken by written consent under this Section 8.3 is effective when a majority of the Managers entitled to vote have signed the consent, unless the consent specifies a different effective date.

(e)   At any time, any Manager may waive any required notice in writing or by participating in the meeting for which such notice should have been given.

8.5   Standard of Care. Each Member, Manager, and Officer (if any) shall perform such Person's duties in good faith, in a manner such Person reasonably believes to be in the best interests of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. The Member, Manager, or Officer who so performs the duties as a Member, Manager, or Officer shall not have any liability by reason of being or having been a Member, Manager, or Officer of the Company. In performing such Person's duties, the Member, Manager, or Officer shall be entitled to rely upon such information, opinions, reports, or statements, including financial statements or other financial data, presented or prepared by (a) any of the Company's other Members, Managers, Officers, or employees whom such Member, Manager, or Officer reasonably believes are reliable and competent in the matters prepared or presented, or (b) any other Person, including lawyers or accountants, as to matters which such Member, Manager, or officer reasonably believes are within such Person's professional or expert competence. No Member, Manager, or Officer shall be personally liable to the Company in monetary damages for breach of a duty to the Company unless it is proved in a court of competent jurisdiction that such Person's action or failure to act (i) was not in good faith, (ii) was undertaken with deliberate intent to cause injury to the Company or undertaken with reckless disregard for the best interests of the Company, (iii) resulted in an improper personal benefit to such Person or any Affiliates at the expense of the Company, (iv) constituted fraud or deceit, or (v) was a knowing violation of law.

8.6   Indemnification. The Company shall indemnify each Person who is or was a Manager, Member, Officer, or employee of the Company or such other Persons covered by the indemnification provisions of the Act, to the fullest extent permitted by the Act.

8.7   Bank Accounts. As directed by the Board of Managers, the Managers or the Company's Officers may open and maintain bank accounts in the name of the Company at such banks as the Board of Managers may designate.

8.8   Compensation and Reimbursement. The Company may compensate its Officers, Managers and employees, as determined by the Board of Managers.

8.9   Right to Rely on the Managers. Any Person dealing with the Company may rely (without duty of further inquiry) upon a certificate signed by any Manager as to the identity of any Member, Manager, or Officer of the Company or the Persons who are authorized to execute and deliver any instrument or document of the Company.

8.10   Appointment of Tax Matters "Partner" and Tax Audit Procedures.

(a)   Aman Labs shall be the initial tax matters "partner" of the Company, within the meaning of Code Section 6231(a)(7) and the Company's initial "partnership representative," within the meaning of section 6223 of the New Partnership Audit Provisions (collectively, the "**Tax Matters Partner**"). Each Member hereby consents to such designation and agrees that upon the request of the Tax Matters Partner, such Member will execute, certify, acknowledge, deliver, swear to, file and record at the appropriate public offices such documents as may be necessary or appropriate to evidence such consent. The Tax Matters Partner is responsible for acting as the liaison between the Company and the Internal Revenue Service ("**Service**") and as the coordinator of the Company's actions pursuant to a Service tax audit of the Company. The Tax Matters Partner shall continue to serve as Tax Matters Partner until the earliest to occur of the following events:

(i)   The Tax Matters Partner is no longer willing or able to serve;

(ii)   The Tax Matters Partner no longer owns a Membership Interest in the Company; or

(iii)   The Board of Managers remove the appointed Tax Matters Partner and designate a new Tax Matters Partner.

Upon the occurrence of (i) or (ii) above, the Board of Managers shall select a new Tax Matters Partner.

(b)   The Tax Matters Partner shall have the authority to take the following actions:

(i)   Furnish to the Service, when properly requested pursuant to the Code, the names, addresses, profits, interest and taxpayer identification number of each Person who or which was a Member in the Company at any time during the Company's taxable year;

(ii)   Extend the period of limitations for making assessments against the Company;

(iii)   After receipt from the Service of a notice of a final Company administrative adjustment:

(A)   File a petition for a readjustment of Company items for such taxable year with the Tax Court, the U. S. District Court of the United States for the district in which the Company's principal place of business is located, or the Claims Court as determined by the Tax Matters Partner; and

(B)   Enter into binding settlement agreements with the Service with regard to Company items as provided in Code Section 6224(c)(3).

(iv)   Make any elections relating to U.S. federal income tax that it believes may be beneficial to the Company and its Members including, without limitation, any elections under the New Partnership Audit Provisions. Notwithstanding the immediately preceding sentence, the Tax Matters Partner shall, to the fullest extent permitted by applicable law, elect out of the New Partnership Audit Provisions (including by making an election pursuant to section 6221(b) of the New Partnership Audit Provisions).

(c)   In furtherance of the duties of the Tax Matters Partner described in this Agreement, the Tax Matters Partner shall be reimbursed by the Company for all expenses, costs, and liabilities expended or incurred by the Tax Matters Partner.

(d)   The Company shall indemnify and reimburse the Tax Matters Partner for all expenses, including legal and accounting fees, claims, liabilities, losses, and damages incurred in connection with any administrative or judicial proceeding with respect to the tax liability of the Members pertaining to the Company. The payment of all such expenses shall be made before any distributions are made by the Company to the Members. No Member shall have any obligation to provide funds for such purpose. The taking of any action and the incurring of any expense by the Tax Matters Partner in connection with any such proceeding, except to the extent required by law, is a matter in the sole discretion of the Tax Matters Partner and the provisions on limitations of liability of Members and indemnification set forth in this Agreement shall be fully applicable to the Tax Matters Partner in its capacity as such.

(e)   The Board of Managers may, in their sole discretion, allocate any taxes (and related interest, penalties, claims, liabilities and expenses) imposed on the Company pursuant to the New Partnership Audit Provisions and allocable to a present or former Member (as reasonably determined by the Board of Managers in good faith) to the applicable present or former Member. In the case of a present Member, the Board of Managers may withhold any such amounts from distributions made to such present Member. If such amounts are not withheld from actual distributions, the Board of Managers, may, at their option, (i) reduce any subsequent distributions to such Member by the amount of such taxes (and related interest, penalties, claims, liabilities and expenses) or (ii) require such Member to reimburse the Company for such amount. In the case of a former Member, the Board of Managers may require such former Member to reimburse the Company for the amount of any taxes (and related interest, penalties, claims, liabilities and expenses) imposed on the Company pursuant to the New Partnership Audit Provisions and allocable to such former Member (as reasonably determined by the Board of Managers in good faith). If the Board of Managers exercise their option to require a current or former Member, as the case may be, to reimburse the Company for any such taxes, and such current or former Member does not reimburse the Company for such amounts within ten (10) business days of receiving a written demand from the Company to do so, interest will be charged on the average daily balance of such outstanding obligation, at a rate equal to the lesser of (x) the Stipulated Rate and (y) the maximum amount permitted to be charged by law. Without limiting the foregoing, any amounts reimbursed by any Member for taxes withheld pursuant to this Section 8.10(e) (including interest charged, if any) shall not constitute a Capital Contribution for purposes of this Agreement. If any tax (or any related interest, penalty, claim, liability or expense) is allocated to a current or former Member under this Section 8.10(e), such current or former Member's obligations to the Company with respect to such tax (or any related interest, penalty, claim, liability or expense), and the Company's rights against such current or former Member, shall apply jointly and severally to such current or former Member and any direct or indirect transferee of or successor to such current or former Member's interest. If a current Member (including a transferee) makes a reimbursement payment to the Company pursuant to this Section 8.10(e) (directly or through a withholding of distributions) or otherwise becomes liable for taxes in connection with the New Partnership Audit Provisions (as a direct payment to the Service or otherwise), the current Member (or transferee) shall have the right of subrogation and be entitled to be indemnified by the former Member who would have been obligated to pay the underlying tax during the original tax period to which the reimbursement or other payment relates.

(f)   The provisions of this Section 8.10 shall survive the termination of the Company or the termination of any Member's Membership Interest and shall remain binding on the Members for as long a period of time as is necessary to resolve with the Service any and all matters regarding the U.S. federal income taxation of the Company or the Members.

8.11   Action Authorized by Members. Notwithstanding anything to the contrary provided in this Article VIII, any action of the Company that may be authorized by the Board of Managers may be authorized and taken when such action is authorized by the unanimous written consent of the Members.

ARTICLE IX.

DISSOLUTION AND TERMINATION

9.1   Dissolution. The Company shall be dissolved upon the written approval of a Two-Thirds Interest of the Members.

9.2   Effect of Filing of Certificate of Dissolution. Upon the filing with the Secretary of State of the State of Delaware a certificate of dissolution, the Company shall continue its existence until the winding up of its affairs is completed.

9.3   Winding Up, Liquidation, and Distribution of Assets.

(a)   Upon dissolution, the Board of Managers shall immediately proceed to wind up the affairs of the Company, unless the Members, by an affirmative vote of the Members holding a Majority Interest, elect to continue the business of the Company in order to maximize its value as a going concern for eventual sale.

(b)   If the Company is dissolved and its affairs are to be wound up, the Board of Managers shall:

(i)   sell or otherwise liquidate all of the Company's assets as promptly as practicable (except to the extent the Board of Managers may determine to distribute any assets to the Members in kind),

(ii)   allocate any Net Profit or Net Loss resulting from such sales to the Members' Capital Accounts in accordance with Article VI,

(iii)   discharge all known liabilities of the Company, including liabilities to Members who are also creditors, to the extent permitted by law, other than liabilities to Members for distributions and the return of capital, and establish such reserves as may be reasonably necessary to provide for contingent liabilities of the Company (for purposes of determining the Capital Accounts of the Members, the amounts of such reserves shall be deemed to be an expense of the Company), and

(iv)   distribute the remaining assets in the following order:

(A)   If any assets of the Company are to be distributed in kind, the net Fair Market Value of such assets as of the date of dissolution shall be determined by independent appraisal or by agreement of the Members. Such assets shall be deemed to have been sold as of the date of dissolution for their Fair Market Value.

(B)   The positive balance (if any) of each Member's Capital Account (as determined after taking into account all Capital Account adjustments for the Company's taxable year during which the liquidation occurs) shall be distributed to the Members, either in cash or in kind, as determined by the Members, with any assets distributed in kind being valued for this purpose at their Fair Market Value. Any such distributions to the Members in respect of their Capital Accounts shall be made in accordance with the time requirements set forth in Treasury Regulations §1.704 l(b)(2)(ii)(b)(2).

(C)   Notwithstanding anything to the contrary in this Operating Agreement, upon a liquidation within the meaning of Treasury Regulations §1.704 l(b)(2)(ii)(g), if any Member has a deficit in such Member's Capital Account (after giving effect to all contributions, distributions, allocations, and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make any Capital Contribution, and the negative balance of such Member's Capital Account shall not be considered a debt owed by such Member to the Company or to any other Person for any purpose whatsoever.

ARTICLE X.

REPRESENTATIONS, WARRANTIES, AND COVENANTS

Each Member hereby represents, warrants, and covenants that:

10.1   Due Organization; Authorization of Operating Agreement. If the Member is a corporation or other business entity, such Member is duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization, has the power and authority to execute and deliver this Operating Agreement and to perform its obligations hereunder, and the execution, delivery, and performance of this Operating Agreement have been duly authorized by all necessary action. This Operating Agreement constitutes the legal, valid, and binding obligation of such Member.

10.2   No Conflict with Restrictions; No Default. Neither the execution, delivery, and performance of this Operating Agreement nor the consummation by such Member of the transactions contemplated hereby will conflict with, violate, or result in a breach of: (a) any of the terms, conditions, or provisions of any law, regulation, order, writ, injunction, decree, determination, or award of any court, any governmental department, board, agency, or instrumentality, domestic or foreign, or any arbitrator, applicable to such Member; or (b) any of the terms, conditions, or provisions of the organizational or governance documents of such Member if it is a corporation or other business entity or of any material agreement or instrument to which such Member is a party or by which such Member is or may be bound or to which any of his, her, or its material properties or assets is subject.

10.3   Securities. Such Member is acquiring his, her, or its Units only for his, her, or its own account and not on behalf of any other Person, and only for the purpose of holding for investment and not with a view to any further distribution thereof. No other Person is participating with, or providing or otherwise arranging funds, or credit for such Member in respect to the acquisition of his, her, or its Units. Except as contemplated by Article VII of this Operating Agreement, such Member has no agreement, arrangement, or understanding for Transfer of any part of his, her, or its Units to any other Person. Subject to and in addition to all of the restrictions on Transfer contained in this Operating Agreement, such Member shall not offer for sale or sell any part of his, her, or its Units except upon acceptance by the Company of an opinion of counsel for the purchaser in such form as is satisfactory to counsel for the Company that registration under federal and state securities laws is not required. Such Member (a) either has such knowledge and experience in financial and business matters, or has the advice or representation of a Person or entity having such knowledge and experience, to be able to evaluate the merits and risks of his, her, or its investment in the Company or has been given or had access to sufficient information regarding the Company to evaluate the investment in his, her, or its Units being acquired, and (b) is able to bear the economic risk of the investment in his, her, or its Units and to hold the same for purposes of investment. Such Member is aware that no market exists for the resale of his, her, or its Units.

ARTICLE XI.

<u>MISCELLANEOUS PROVISIONS</u>

11.1   <u>Notices.</u> Any notice given pursuant to this Operating Agreement shall be deemed to have been sufficiently given or served for all purposes to a party (a) if delivered personally to such party or to an executive officer of such party to whom the same is directed, (b) if sent to such party or to an executive officer of such party to whom the same is directed (addressed to the Member's and/or Company's facsimile number, as appropriate, which is set forth in this Operating Agreement) by facsimile, with receipt confirmed by telephone, (c) if sent to such party or to an executive officer of such party to whom the same is directed (addressed to the Member's and/or Company's email address, as appropriate, which is set forth in this Operating Agreement) by email, (d) if sent to such party or to an executive officer of such party to whom the same is directed (addressed to the Member's and/or Company's address, as appropriate, which is set forth in this Operating Agreement) by regularly scheduled overnight delivery carrier with delivery fees either prepaid or an arrangement, satisfactory with such carrier, made for the payment thereof, or (e) if sent to such party or to an executive officer of such party to whom the same is directed (addressed to the Member's and/or Company's address, as appropriate, which is set forth in this Operating Agreement) by registered or certified mail, postage and charges prepaid. Any such notice shall be deemed to be given (i) upon personal delivery, as provided above, (ii) upon telephonic confirmation of receipt of notice sent by facsimile, as provided above, (iii) one (1) business day after transmission of an email message, as provided above, (iv) one (1) business day after delivery to a regularly scheduled overnight delivery carrier, addressed and sent as provided above, or (v) three (3) business days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, addressed and sent as provided above.

11.2   <u>Application of Delaware Law.</u> This Operating Agreement and its interpretation shall be governed exclusively by the laws of the State of Delaware regardless of any conflict of law principles.

11.3   <u>No Right of Partition.</u> No Member shall have the right to partition any property of the Company during the term of this Operating Agreement, nor shall any Member make application to any court or other authority having jurisdiction in the matter or commence or prosecute any action or proceeding for partition or the sale thereof. Upon any breach of the provisions of this <u>Section 11.3</u> by any Member, each of the other Members, in addition to all rights and remedies in law and in equity any of them may have, shall be entitled to a decree or order restraining and enjoining such application, action, or proceeding.

11.4   <u>Amendments.</u> This Operating Agreement may not be amended except by the written agreement of a Majority Interest of the Members; provided, however, that without consent of a Majority Interest of the Members, the Board of Managers may amend this Operating Agreement to reflect changes validly made in the membership of the Company, including, but not limited to, amending **Exhibits A and B** to reflect the Units and the Capital Contributions of, and other information respecting, the Members.

11.5   Waivers. The failure of any party to seek redress for violation of, or to insist upon the strict performance of, any provision of this Operating Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

11.6   Heirs, Successors, and Assigns. Each provision of this Operating Agreement shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Operating Agreement, their respective heirs, legal representatives, successors, and assigns.

11.7   Unenforceable Provision. If any provision of this Operating Agreement is held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision hereof, and this Operating Agreement shall be construed as if such invalid, illegal, or unenforceable provision had not been contained herein.

11.8   Entire Operating Agreement. This Operating Agreement, together with any award agreements between the Company and any Member as contemplated by Article V hereof, contain the entire understanding among the Members and the Company with respect to its subject matter, and supersede any existing operating agreement.

11.9   Creditors. No provision of this Operating Agreement shall be for the benefit of, or enforceable by, any creditor of the Company.

11.10   Counterparts. This Operating Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute the same instrument.

11.11   Representation. The Members and the Company acknowledge and agree that Taft Stettinius & Hollister LLP ("**Taft**") has served as counsel to each of Aman Labs and the Company in connection with this transaction. Taft has not served and is not serving as counsel to any other Member of the Company, and each Member of the Company has been advised of his or her right to seek legal counsel.

11.12   Construction. Whenever the singular form of a word is used in this Operating Agreement and when required by the context, the same shall include the plural, and the masculine gender shall include the feminine and neuter genders, and vice versa. It is the intent of the Members that this Operating Agreement shall be deemed to have been prepared by all of the parties to the end that no Member shall be entitled to the benefit of any favorable interpretation or construction of any term or provision hereof under any rule or law.

11.13   Headings. The headings in this Operating Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Operating Agreement.

[*signature page follows*]

IN WITNESS WHEREOF, the undersigned have executed this Operating Agreement as of the Effective Date.

COMPANY:

Rose Products LLC

DocuSigned by:
By: Amanuel Tsegai Abraha
2DEF503EEA6B418...
Name: Amanuel Tsegai Abraha
Its: Manager

MEMBERS:

Aman Labs LLC

DocuSigned by:
By: Amanuel Tsegai Abraha
2DEF503EEA6B418...
Name: Amanuel Tsegai Abraha
Title: Sole Member

DocuSigned by:
0134833B6EE14CD...
Sarah Hammond

EXHIBIT A

Capitalization Table

Member Name	Units	Membership Interest
Aman Labs LLC	800,000	84.21%
Sarah Hammond	150,000	15.79%
TOTALS	**950,000**	**100.00%**

EXHIBIT B

Names and Addresses of Members

Name	Address
Aman Labs LLC	20 S. 3rd Street, Suite 228, Columbus, Ohio 43215
Sarah Hammond	2924 Lexington Road, Louisville, Kentucky 40206

EXHIBIT C

Special Allocations to Capital Accounts
and Certain Other Income Tax Allocations

Notwithstanding Section 6.1 hereof:

(a)   If there is a net decrease in "Company minimum gain" (within the meaning of Treasury Regulations §1.704-2(d)) for a Fiscal Year, then, subject to the last paragraph of this **Exhibit C**, there shall be allocated to each Member items of income and gain for that year equal to that Member's share of the net decrease in minimum gain (within the meaning of Treasury Regulations §1.704-2(g)(2)). The foregoing is intended to be a "minimum gain chargeback" provision as described in Treasury Regulations §1.704-2(f) and shall be interpreted and applied in all respects in accordance with that Treasury Regulations Section.

If during a Fiscal Year there is a net decrease in partner [Member] nonrecourse debt minimum gain (as determined in accordance with Treasury Regulations §1.704-2(i)(3)), then, in addition to the amounts, if any, allocated pursuant to the preceding paragraph, any Member with a share of that nonrecourse debt minimum gain (determined in accordance with Treasury Regulations §1.704-2(i)(5)) as of the beginning of the Fiscal Year shall, subject to the last paragraph of this **Exhibit C**, be allocated items of income and gain for that year (and, if necessary, for succeeding years) equal to that Member's share of the net decrease in such nonrecourse minimum gain. The foregoing is intended to be the "chargeback of partner [Member] nonrecourse debt minimum gain" required by Treasury Regulations §1.704-2(i)(4) and shall be interpreted and applied in all respects in accordance with that Treasury Regulations Section.

The allocations set forth in the two preceding paragraphs of this **Exhibit C** shall be subject to the exceptions provided by: (i) Treasury Regulations §§1.704-2(f)(2) and (f)(3); (ii) the Commissioner of the Internal Revenue Service ("**Commissioner**") pursuant to Treasury Regulations §1.704-2(f)(5) (except that if the Company shall have any discretion as to an exception set forth pursuant to Treasury Regulations §1.704-2(f)(5), the Members may exercise such discretion on behalf of the Company); and (iii) Treasury Regulations §1.704-2(i)(4), including exceptions that such Treasury Regulations Section incorporates by reference to those provided pursuant to Treasury Regulations §§1.704-2(f)(2) and (f)(3) and including exceptions provided by the Commissioner pursuant to the Commissioner's authority provided by analogy to Treasury Regulations §1.704-2(f)(5) (and subject to the Member's exercise of any Company discretion as to these exceptions). The Members shall, if the application of the minimum gain chargeback requirements would cause a distortion in the economic arrangement among the Members, ask the Commissioner to waive the minimum gain chargeback requirements pursuant to Treasury Regulations §§1.704-2(f)(4) and 1.704-2(i)(4).

(b)   If during any Fiscal Year a Member unexpectedly receives an adjustment, allocation, or distribution described in Treasury Regulations §§1.704-1(b)(2)(ii)(d)(4), (5), or (6), which causes or increases a deficit balance in such Member's Capital Account, there shall be allocated to the Member items of income and gain (consisting of a prorata portion of each item of Company income (including gross income) and gain for such year) in an amount and manner sufficient to eliminate such deficit balance as quickly as possible. The foregoing is intended to be a "qualified income offset" provision as described in Treasury Regulations §1.704- 1(b)(2)(ii)(d), and shall be interpreted and applied in all respects in accordance with that Treasury Regulations Section.

(c)   If the allocation of any item of loss or deduction for any Fiscal Year pursuant to Section 6.1 would cause or increase a deficit balance in the Capital Account of any Member as of the end of such Fiscal Year, then, to the extent the allocation of such item of loss or deduction would have such effect, it shall be allocated instead (i) first, among those Members having positive balances in their Capital Accounts as of the end of such Fiscal Year in proportion to the positive balances in their respective deficit Capital Accounts, and (ii) thereafter, as provided in Section 6.1. For the purposes of this Section (c), in determining whether the allocation of any item of loss or deduction for any Fiscal Year pursuant to Section 6.1 would cause or increase a deficit balance in the Capital Account of any Member as of the end of such Fiscal Year, such Member's Capital Account shall be reduced for items listed in Treasury Regulations §§1.704- 1(b)(2)(ii)(d)(4), (5), and (6).

(d)   Notwithstanding anything to the contrary in this **Exhibit C** or Article VI, any item of deduction, loss, or Code Section 705(a)(2)(B) expenditure that is attributable to "partner [Member] nonrecourse debt" shall be allocated in accordance with the manner in which the Members bear the economic risk of loss for such debt (determined in accordance with Treasury Regulations §1.704-2(i)).

(e)   Beginning in the first taxable year in which there are allocations of "nonrecourse deductions" (as described in Treasury Regulations §1.704 2(b)), such deductions shall be allocated to the Members in the same manner as Net Profit or Net Loss is allocated for such period.

(f)   All recapture of income tax deductions resulting from sale or disposition of Company property shall be allocated to the Member(s) to whom the deduction that gave rise to such recapture was allocated hereunder to the extent that such Member is allocated any gain from the sale or other disposition of such property.

(g)   Any credit or charge to the Capital Accounts of the Members pursuant to Sections (a), (b), (c), (d), and/or (e) of this **Exhibit C** shall be taken into account in computing subsequent allocations of profits and losses pursuant to Section 6.1, so that the net amount of any items charged or credited to Capital Accounts pursuant to Sections 6.1 and Section 6.2 and Sections (a), (b), (c), (d), and/or (e) of this **Exhibit C** shall, to the extent possible, be equal to the net amount that would have been allocated to the Capital Account of each Member pursuant to the provisions of this **Exhibit C** or Article VI if the special allocations required by Sections (a), (b), (c), (d), and/or (e) of this **Exhibit C** had not occurred.

EXHIBIT D

Vesting of Units

The Units issued to and held by Hammond on the Effective Date shall vest in accordance with the following schedule: twenty-five percent (25%) of the total number of Units shall vest on the one (1) year anniversary of the Effective Date (the "**Cliff Date**"), and the remaining seventy-five percent (75%) of the Units shall vest in equal one-thirty-sixth (1/36th) increments on the first day of each subsequent calendar month following the Cliff Date, until all of the Units have vested in accordance with the foregoing vesting schedule, subject at all times to Hammond remaining a Member of the Company.

The Units issued to and held by Aman Labs on the Effective Date shall be one hundred percent (100%) fully-vested as of the Effective Date.

22832068.2

EXHIBIT E

FORM OF JOINDER TO

ROSE PRODUCTS LLC

OPERATING AGREEMENT

The undersigned is executing and delivering this Joinder pursuant to the Operating Agreement of Rose Products LLC (the "**Company**") (as the same may hereafter be amended, the "**Operating Agreement**"), among the Company and the Company's Members named therein from time to time.

By executing and delivering to the Company this Joinder, the undersigned hereby agrees to become a party to, to be bound by, and to comply in full with the provisions of the Operating Agreement as a Member in the same manner as if the undersigned were an original signatory to the Operating Agreement.

Accordingly, the undersigned has executed and delivered this Joinder as of _____, 201___.

If new Member is an individual:

By: _____

Printed Name: _____

If new Member is an entity:

Entity Name: _____

By: _____

Printed Name: _____

Title: _____